07020528

SurfControl®

January 12, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Aegon UK Group Rule 8.3 – SurfControl, dated January 8, 2007
- REG-SurfControl PLC Holding(s) in Company, dated January 10, 2007
- REG-P. Schoenfeld Asset Management LLP SurfControl Plc, dated January 12, 2007
- REG-P. Schoenfeld Asset Management LLP SurfControl PLC, dated January 12, 2007
- REG-SurfControl PLC Holding(s) in Company, dated January 12, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 12, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters – SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:1329P
Aegon UK Group
08 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	5th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,009,191	3.51%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,009,191	3.51%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	180	544.9p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 8th January 2007

Contact name Mark Peden

Telephone number 0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETFVLFBDFBZBBB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2766P
Surfcontrol PLC
10 January 2007

LETTER TO: SURFCONTROL PLC
9 January 2007

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of January 8, 2007, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 3,110,332 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,723,509 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 10.82% of the total issued share capital of the Company as of January 8,2007.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	2,072,503
The Bank of New York Nominees Limited	754,128
Mellon Trust	173,767
Brown Brothers Harriman	95,468
Chase Nominees Limited	14,466

Of the 2,072,503 shares held by State Street Nominees Limited, 1,723,509 are the Fund Shares

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests,.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of ARTISAN PARTNERS LIMITED PARTNERSHIP

ANDREW A. ZIEGLER

CARLENE MURPHY ZIEGLER

ARTISAN FUNDS, INC on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

Janet D Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc

END

HOLBGGDBLDBGGRG

File No.: 82-34985

Financial Announcements

REG-P. Schoenfeld Asset Management LLP SurfControl Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	P. Schoenfeld Asset Management LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	11-January-07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	462,825	(1.61%)		
(3) Options and agreements to purchase/sell				
Total	462,825	(1.61%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	150,000	5.5088 GBP/Share

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. Call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12-January-07
Contact name	Annie Lerner Frank Argenziano
Telephone number	Annie Lerner 020-7518-9557 Frank Argenziano (New York) 212-649-9511

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

P. Schoenfeld Asset Management LLP

Financial Announcements

REG-P. Schoenfeld Asset Management LLP SurfControl Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	P. Schoenfeld Asset Management LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	11-January-07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	462,825	(1.61%)		
(3) Options and agreements to purchase/sell				
Total	462,825	(1.61%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	150,000	5.5088 GBP/Share

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12-January-07
Contact name	Annie Lerner Frank Argenziano
Telephone number	Annie Lerner 020-7518-9557 Frank Argenziano (New York) 212-649-9511

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

P. Schoenfeld Asset Management LLP

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4597P
Surfcontrol PLC
12 January 2007

LETTER TO: SURFCONTROL PLC
11 January 2007

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of January 10, 2007, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 3,161,293 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,769,997 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 11.00% of the total issued share capital of the Company as of January 10, 2007.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	2,118,991
The Bank of New York Nominees Limited	758,601
Mellon Trust	173,767
Brown Brothers Harriman	95,468
Chase Nominees Limited	14,466

Of the 2,118,991 shares held by State Street Nominees Limited, 1,769,997 are the Fund Shares

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

ANDREW A. ZIEGLER

CARLENE MURPHY ZIEGLER

ARTISAN FUNDS, INC
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

Janet D Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc

END

HOLBSGDBLSBGGRD

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	10 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,191,931	4.15%	24,329	0.08%
(2) Derivatives (other than options)	364,960	1.27%	340,631	1.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,556,891	5.42%	364,960	1.27%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	3,048	5.4586
Sale	19	5.5189

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	3048	5.4603
CFD	Long	3048	5.4586
CFD	Long	19	5.5189

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk